Exhibit 99.1

Medigus: Charging Robotics and Ben-Gurion University to Develop the Next Generation of Wireless Charging System for Electric Vehicles

Tel Aviv, Israel – February 15, 2022 (GLOBE NEWSWIRE) Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, announced today that its wholly-owned subsidiary, Charging Robotics Ltd. and BGN Technologies, the technology transferred company of Ben-Gurion University signed an agreement to develop the next generation of Charging Robotics' wireless charging system for electric vehicles.

Once developed, the system will be installed on a dedicated robot that will reside under the vehicle and automatically and wirelessly recharge the battery. The system is designed to be installed in public parking lots in a manner that will lower the infrastructure installation costs compared to other available systems. Last July, Charging Robotics successfully demonstrated its ability for wireless charging at low power. The system will work at about 12kW which, is the standard for type-1 chargers found in residential use today.

“This system addresses a key problem in the EV marketplace identified by industry experts – vehicle sales are outpacing the installation of convenient charging stations,” said Liron Carmel. CEO of Medigus. “According to a report by The Fuel Institute last June, 90 percent of EV owners have their own garages, but those numbers will change dramatically as city-dwellers are buying more EVs.”

“What’s pretty clear right now is that electric vehicles are coming, and they are quickly going to saturate the market of wealthy people with garages,” Dave Mullaney, who studies electrification as the principal of the Carbon-Free Mobility team at the Rocky Mountain Institute, a sustainability-focused research organization, told Wired Magazine last January. “They need to expand beyond that.”

The development of the new system will be carried out by Prof. Alon Kuperman's research group at Ben-Gurion University. Prof. Kuperman from the Department of Electrical & Computer Engineering has extensive knowledge and experience in developing wireless energy transmission systems for various uses.

“Ben-Gurion University is an excellent partner for the development of our system and we are excited to collaborate with them. The electric vehicle revolution will require advanced public charging solutions,” said Hovav Gilan, CEO of Charging Robotics. “Charging Robotics and Ben-Gurion University have set the goal of developing a system that will provide an excellent driver experience while delivering a highly efficient, inexpensive solution for public parking operators as well as an offering a positive impact on the environment.”

Zafrir Levy, Senior VP, Exact Sciences & Engineering, BGN Technologies, said, “We are excited to partner with Charging Robotics, to further advance the growing field of smart transportation. This collaboration leverages Prof. Kuperman's breakthrough inventions in wireless transfer of energy and positions Ben-Gurion University as an important source of innovative technologies for advancing the field of smart transportation.”

About Charging Robotics

Charging Robotics is developing an automatic wireless charging system dedicated to public parking lots. The benefit of the robotic wireless charging system is that it will automatically align with high accuracy the energy transmitting device to the onboard energy receiving device, thus allowing for very high charging efficiencies. The system will be fully automatic, thus eliminating the need for the driver to remove the car after charging is complete, which will increase the charger utilization and profits for the parking lot operator.

About BGN Technologies

BGN Technologies is the technology transfer company of Ben-Gurion University, the third largest university in Israel. BGN Technologies brings technological innovations from the lab to the market and fosters research collaborations and entrepreneurship among researchers and students. To date, BGN Technologies has established over 100 startup companies in the fields of biotech, hi-tech, and cleantech, and has initiated leading technology hubs, incubators, and accelerators. Over the past decade, BGN Technologies has focused on creating long-term partnerships with multinational corporations such as Deutsche Telekom, Dell-EMC, PayPal, and Lockheed Martin, securing value and growth for Ben-Gurion University as well as the Negev region. For more information, visit the BGN Technologies website.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus' affiliations in the medical solutions arena include ownership in Polyrizon Ltd. and ownership in industry 4.0 company, ScoutCam Inc. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs' Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

MDGS@redchip.com

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